SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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	NEW YORK 10036-6522 __________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 29, 2013	OFFICES __________ BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON __________ BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI
BY EDGAR AND EXPRESS MAIL Securities and Exchange Commission Division of Corporation Finance One Station Place 100 F Street, N.E. Washington, DC 20549 Attention: Kristina Aberg, Esq.		SINGAPORE SYDNEY

Re:	iShares® Dow Jones-UBS Roll Select Commodity Index Trust

Registration Statement on Form S-1

File No. 333-178376

Pre-Effective Amendment No. 4 to the above-referenced

Registration Statement

Filed July 29, 2013.

Ladies and Gentlemen:

On behalf of iShares® Dow Jones-UBS Roll Select Commodity Index Trust (the “Trust”), we hereby submit for filing pursuant to the Electronic Data Gathering, Analysis and Retrieval System, one copy of the Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the Registrant’s Registration Statement on Form S-1, which has been marked to show changes from Pre-Effective Amendment No. 3 to that Registration Statement, submitted on June 28, 2013.

This letter also responds on behalf of iShares® Delaware Trust Sponsor LLC (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s above-referenced Pre-Effective Amendment No. 3 to the Registration Statement, File No. 333-178376, communicated via telephone on July 26, 2013.

Securities and Exchange Commission

July 29, 2013

For your convenience, we have set forth below a summary of our understanding of the Staff’s comments in bold followed by the Company’s response thereto. Page numbers and section references indicate the location of our revisions contained in the prospectus (the “Prospectus”) for the Shares to be issued by the Trust. The Prospectus is part of Amendment No. 4 to Registration Statement, File No. 333-178376. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Prospectus.

The Company has reviewed this letter and has authorized us to make the representations contained herein on its behalf.

1.	You requested that we include the Trust’s financial statements when filing Amendment No. 4.

The Trust’s form of financial statements are included in the filing, and the Company intends to file audited financial statements with the next amendment to the Registration Statement.

2.	You referenced added language on page 55 with respect to potential adjustments to the Sponsor’s Fee and requested examples of when the Sponsor’s Fee could be raised above 0.75% of the Adjusted Net Asset Value of the Trust.

You referenced added language on page 55 with respect to potential adjustments to the Sponsor’s Fee and requested examples of when the Sponsor’s Fee could be raised above 0.75% of the Adjusted Net Asset Value of the Trust. We have modified the language that had appeared on that page (now page 56 of the Prospectus) and elsewhere to clarify that the Sponsor’s Fee cannot be raised above 0.75% of the Adjusted Net Asset Value of the Trust without a formal amendment to the Trust Agreement and the passage of a 30 day notice period. The Company does not currently expect to increase the Sponsor’s Fee to above 0.75% of the Adjusted Net Asset Value of the Trust, and have not contemplated any scenarios in which such an increase may actually occur.

We have attached for your review draft copies of the legal opinions as to legality and tax matters that we propose to file in executed form with the final filing prior to effectiveness for the Trust.

If you would like to discuss further any of the our responses to your comments or any related issues, please do not hesitate to contact us.

Sincerely,
/s/ Andrew Faulkner

            , 2013

iShares Dow Jones-UBS Roll Select Index Trust

c/o iShares Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, California 94105

Re:	iShares Dow Jones-UBS Roll Select Index Trust

Ladies and Gentlemen:

We have acted as special Delaware counsel to iShares Dow Jones-UBS Roll Select Index Trust (the “Trust”), a Delaware statutory trust, in connection with the matters set forth herein. This opinion is being delivered to you at your request.

For purposes of giving the opinions hereinafter set forth, our examination of documents has been limited to the examination of originals or copies of the following:

(a)	The Certificate of Trust of the Trust, as filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on December 7, 2012 (the “Certificate of Trust”);

(b)	The Trust Agreement of the Trust, dated as of December 7, 2012, among iShares Delaware Trust Sponsor LLC, a Delaware limited liability company, as sponsor (the “Sponsor”), BlackRock Institutional Trust Company, N.A., a national banking association, as trustee (the “Trustee”), and Wilmington Trust, National Association, a national banking association, as Delaware Trustee (the “Delaware Trustee”);

(c)	The First Amended and Restated Trust Agreement, dated as of , 2013, among the Sponsor, the Trustee and the Delaware Trustee (the “Trust Agreement”);

(d)	The Registration Statement on Form S-1, to be filed by the Trust with the Securities and Exchange Commission on or about , 2013 (the “Registration Statement”), including a prospectus (the “Prospectus”) relating to units of beneficial interests in the Trust (collectively, the “Shares”);

(e)	A form of Authorized Participant Agreement to be entered into by the Trustee, the Sponsor and an Authorized Participant (collectively the “Participant Agreements”);

iShares Dow Jones-UBS Roll Select Index Trust

            , 2013

(f)	A form of Distribution Agreement to be entered into by the Sponsor, the Trust and UBS Securities LLC (the “Initial Purchaser”); and

(g)	A Certificate of Good Standing for the Trust, dated , 2013, obtained from the Secretary of State.

As to various questions of fact material to our opinion, we have relied upon the representations made in the foregoing documents and upon certificates of the Sponsor. With respect to all documents examined by us, we have assumed (i) the authenticity of all documents submitted to us as authentic originals, (ii) the conformity with the originals of all documents submitted to us as copies or forms, and (iii) the genuineness of all signatures. Capitalized terms used herein and not otherwise defined are used as defined in, or by reference in, the Trust Agreement.

Based upon and subject to the foregoing and subject to the assumptions, exceptions, qualifications and limitations set forth hereinbelow, it is our opinion that:

1. The Trust has been duly formed and is validly existing as a statutory trust under the Delaware Statutory Trust Act, 12 Del. C. § 3801 et seq. (the “Act”).

2. The Shares to be issued by the Trust will be validly issued and, subject to the qualifications set forth herein, fully paid and nonassessable beneficial interests in the Trust.

The foregoing opinions are subject to the following assumptions, exceptions, qualifications and limitations:

A. We are admitted to practice law in the State of Delaware, and we do not hold ourselves out as being experts on the law of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Delaware (excluding securities laws) currently in effect. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws or rules and regulations thereunder.

B. We have assumed (i) that the Trust Agreement and the Certificate of Trust are in full force and effect and have not been amended and the Trust Agreement will be in full force and effect when the Shares are issued by the Trust, (ii) except to the extent set forth in paragraph 1 above, the due creation, due formation or due organization, as the case may be, and valid existence in good standing of each party to the documents examined by us (other than the Trust) under the laws of the jurisdiction governing its creation, formation or organization, (iii) the legal capacity of each natural person who is a party to the documents examined by us, (iv) that each of the parties to the documents examined by us (other than the Trust) has the power and

iShares Dow Jones-UBS Roll Select Index Trust

            , 2013

authority to execute and deliver, and to perform its obligations under, such documents, (v) that each of the parties to the documents examined by us (other than the Trust) has duly authorized, executed and delivered such documents, (vi) to the extent applicable, the due submission to the Trustee or its delegee of a Purchase Order by each Authorized Participant; (vii) to the extent applicable, the due acceptance by the Trustee or its delegee of each Purchase Order, (viii) the due delivery in accordance with the Trust Agreement of Shares to the Authorized Participants or the Initial Purchaser, as applicable, (ix) the payment by each Authorized Participant or the Initial Purchaser, as applicable, to the Trust of the full consideration and other amounts due from it for the Shares subscribed to by it and (x) the Shares will be offered and sold as described in the Registration Statement and the Trust Agreement and, as applicable, the Participant Agreements and the Distribution Agreement.

C. We have not participated in the preparation of the Registration Statement (except for providing this opinion) or the Prospectus and assume no responsibility for their contents, other than this opinion.

D. We note that a Registered Owner may be required to make certain payments provided for in the Trust Agreement.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement filed with the Securities and Exchange Commission. We also hereby consent to the use of our name under the heading “Legal Matters” in the Prospectus. In giving the foregoing consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations thereunder.

Very truly yours,

DRAFT

            , 2013

iShares® Delaware Trust Sponsor LLC,

as Sponsor of iShares® Dow Jones-UBS Roll Select Commodity Index Trust

400 Howard Street

San Francisco, California 94105

Re:	iShares® Dow Jones-UBS Roll Select Commodity Index Trust

Ladies and Gentlemen:

We have acted as special U.S. federal income tax counsel to iShares® Delaware Trust Sponsor LLC, a Delaware limited liability company (the “Sponsor”), in connection with the preparation of a registration statement on Form S-1 (the “Registration Statement”) of iShares® Dow Jones-UBS Roll Select Commodity Index Trust, a Delaware statutory trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), for the offering of 20,000,000 units of fractional undivided beneficial interests in the net assets of the Trust (the “Shares”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

In connection with the preparation of the Registration Statement, you have requested our opinion that: (a) the Trust will not be treated as an association taxable as a corporation for U.S. federal income tax purposes and (b) the discussion in the Registration Statement under the caption “United States Federal Income Tax Consequences,” to the extent it consists of definitive statements of law and legal conclusions, and subject to the limitations and qualifications set forth therein, is a fair and accurate summary of the principal U.S. federal income tax consequences material to an investment in the Shares.

In our examination, we have assumed the genuineness of all signatures including endorsements, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. As to any facts material to this opinion that we did not independently establish or verify, we have relied upon statements and representations of the Sponsor, the Trust and their respective officers and other representatives (without regard to any qualification or limitation as to knowledge or belief).

In rendering the opinions set forth herein, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of:

(i) the Registration Statement;

(ii) an executed copy of the First Amended and Restated Trust Agreement of the Trust, dated as of July 29, 2013, by and among the Sponsor, BlackRock Institutional Trust Company, N.A., as administrative trustee, and Wilmington Trust, National Association, as Delaware trustee;

(iii) a form of the Shares;

(iv) a form of Authorized Participant Agreement; and

(v) such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth below.

The documents identified in (i) through (v) above are collectively referred to as the “Reviewed Documents.” We have assumed that the Reviewed Documents have been or will be executed in substantially the form reviewed by us, that all parties to the Reviewed Documents will comply with their obligations thereunder and that all such Reviewed Documents are enforceable according to their terms. For purposes of this opinion, we have assumed the validity and the initial and continuing accuracy of the Reviewed Documents, statements and representations referred to above.

This opinion is also based upon the Internal Revenue Code of 1986, as amended, administrative rulings, judicial decisions, proposed, temporary, and final Treasury regulations, and other applicable authorities, all as of the date hereof. The statutory provisions, regulations, and interpretations upon which our opinions are based are subject to change, and such changes could apply retroactively. In addition, there can be no assurance that positions contrary to those stated in this opinion may not be asserted by the Internal Revenue Service and affirmed by the courts.

Based upon the foregoing, and as of the date hereof, in our opinion: (a) the Trust will not be treated as an association taxable as a corporation for U.S. federal income tax purposes and (b) the discussion in the Registration Statement under the caption “United States Federal Income Tax Consequences,” to the extent it consists of definitive statements of law and legal conclusions, and subject to the limitations and qualifications set forth therein, is a fair and accurate summary of the principal U.S. federal income tax consequences material to an investment in the Shares.

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We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Registration Statement and in the prospectus that forms a part of the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue. Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local, or foreign, of the transactions related to or contemplated by the Registration Statement. This opinion is furnished to you solely for your benefit in connection with the preparation of the Registration Statement and is not to be relied upon by any other person without our express written permission.

Very truly yours,

DRAFT

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